Filed Pursuant to Rule 424(b)(5)
Registration No. 333-192048

The information in this prospectus supplement and the accompanying prospectus is not complete and may be changed. We may not sell these securities until we deliver a final prospectus supplement and accompanying prospectus. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not seeking an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 17, 2015

Prospectus Supplement dated March     , 2015

(to Prospectus dated February 10, 2015)

Chase Issuance Trust

Issuing Entity

Chase Bank USA, National Association

Sponsor, Depositor, Originator, Administrator and Servicer

CHASEseries

$300,000,000 Class A(2015-2) Notes

The issuing entity will issue and sell:	Class A(2015-2) Notes
Principal amount	$300,000,000 (subject to increase)
Interest rate	1.59% per annum
Interest payment dates	15th day of each calendar month, beginning April 15, 2015
Scheduled principal payment date	February 15, 2018
Legal maturity date	February 18, 2020
Expected issuance date	, 2015
Price to public	$ (or %)
Underwriting discount	$ (or %)
Proceeds to the issuing entity	$ (or %)

Interest on these Class A(2015-2) notes will accrue from March 13, 2015. The price to public and proceeds to the issuing entity set forth above do not include accrued interest from March 13, 2015 to but excluding the issuance date for these Class A(2015-2) notes, which must be paid by the purchasers of these Class A(2015-2) notes on the issuance date.

These Class A(2015-2) notes form a part of the same tranche and, except as described above, have the same terms as, and are fungible with, the issuing entity’s $1,400,000,000 Class A(2015-2) notes which were issued on March 13, 2015, and which have an interest rate of 1.59% per annum, a scheduled principal payment date of February 15, 2018 and a legal maturity date of February 18, 2020. Upon completion of this offering, the aggregate outstanding dollar principal amount of Class A(2015-2) notes will be $1,700,000,000 (subject to increase).

The Class A(2015-2) notes are a tranche of the Class A notes of the CHASEseries.

The assets of the issuing entity include:

•	Credit card receivables that arise in certain revolving credit card accounts owned by Chase Bank USA, National Association; and

•	The collection account, the excess funding account and any other supplemental accounts, including the interest funding account and the principal funding account.

The assets of the issuing entity may include in the future:

•	Additional credit card receivables that arise in revolving credit card accounts owned by Chase Bank USA, National Association or by one of its affiliates; and

•	One or more collateral certificates, each representing an undivided interest in a securitization special purpose entity whose assets consist primarily of credit card receivables arising in revolving credit card accounts owned by Chase Bank USA, National Association or by one of its affiliates.

Enhancement for the Class A(2015-2) notes is provided in the form of outstanding subordinated notes as described in “Transaction Summary” in this prospectus supplement and in “Summary—Subordination, Credit Enhancement” in the accompanying prospectus.

The issuing entity is not now, and immediately following the issuance of the Class A(2015-2) notes pursuant to the indenture will not be, a “covered fund” for purposes of regulations adopted under Section 13 of the Bank Holding Company Act of 1956, as amended, commonly known as the “Volcker Rule.” In reaching this conclusion, although other statutory or regulatory exemptions under the Investment Company Act of 1940, as amended, may be available, the issuing entity has relied on the exemption from registration set forth in Rule 3a-7 under the Investment Company Act of 1940, as amended. See “Summary—Certain Investment Company Act Considerations” and “Certain Investment Company Act Considerations” in the accompanying prospectus.

Neither the SEC nor any state securities commission has approved the Class A(2015-2) notes or determined that this prospectus supplement or the accompanying prospectus is truthful, accurate or complete. Any representation to the contrary is a criminal offense.

Underwriter

J.P. Morgan

You should consider the discussion under “Risk Factors” beginning on page 11 of the accompanying prospectus before you purchase any notes.

The notes are obligations of the issuing entity only and are not interests in or obligations of Chase Bank USA, National Association, any of its affiliates or any other person or entity.

The notes are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

Use of Proceeds	S-1

Underwriting	S-2

Annex I Other Outstanding Classes and Tranches	A-I-1

i

Important Notice about Information Presented in this Prospectus Supplement and the Accompanying Prospectus

We provide information to you about the CHASEseries notes in two separate documents that progressively provide more detail: (a) this prospectus supplement, which will describe the specific terms of the Class A(2015-2) notes and (b) the accompanying prospectus, which provides specific information about the CHASEseries notes and general information about all of the notes that may be issued by the issuing entity, some of which may not apply to the Class A(2015-2) notes, and financial and other information about the issuing entity’s assets.

This prospectus supplement may be used to offer and sell the Class A(2015-2) notes only if accompanied by the accompanying prospectus.

This prospectus supplement may supplement disclosure in the accompanying prospectus. If the terms of the Class A(2015-2) notes vary between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information provided in this prospectus supplement and the accompanying prospectus including the information incorporated by reference. We have not authorized anyone to provide you with different information. We are not offering the Class A(2015-2) notes in any state where the offer is not permitted. We do not claim the accuracy of the information in this prospectus supplement or the accompanying prospectus as of any date other than the dates stated on their respective covers.

We include cross-references in this prospectus supplement and in the accompanying prospectus to captions in these materials where you can find further related discussions. The Table of Contents in this prospectus supplement and in the accompanying prospectus provide the pages on which these captions are located.

Capital Requirements Regulation

None of Chase Bank USA, National Association, Chase Issuance Trust, the Owner Trustee, the Indenture Trustee or any affiliate makes any representation or agreement that it is undertaking or will have undertaken to comply with the requirements of Articles 404-410 of Regulation (EU) No. 575/2013 of the European Parliament and of the Council of June 26, 2013, known as the Capital Requirements Regulation (“CRR”), which came into effect in all member states of the European Union on January 1, 2014, and replace and in some respects amend Article 122a of Directive 2006/48/EC (as amended by Directive 2009/111/EC), known as Article 122a of the Capital Requirements Directive or CRD Article 122a. As a result, a European Union regulated credit institution (and any other entity required to comply with the CRR and/or any corresponding national implementing measures) seeking to invest in the Class A(2015-2) notes (either on the closing date or thereafter) will generally be unable to satisfy the requirements of the CRR in respect of such investment. Failure to comply with one or more of the requirements set out in the CRR may result in the imposition of a penal capital charge on the notes acquired by applicable noteholders that are subject to the CRR. Prospective noteholders are responsible for analyzing their own regulatory position and are advised to consult with their own advisors regarding the suitability of the notes for investment and compliance with the CRR.

ii

Transaction Summary

Issuing Entity:	Chase Issuance Trust

Sponsor, Depositor, Originator, Administrator and Servicer:	Chase Bank USA, National Association or “Chase USA”

Owner Trustee:	Wilmington Trust Company

Indenture Trustee and Collateral Agent:	Wells Fargo Bank, National Association

Expected Issuance Date:	, 2015

Annual Servicing Fee:	1.5%

Clearance and Settlement:	DTC/Clearstream/Euroclear

Trust Assets:	Receivables originated in VISA® and MasterCard® accounts, including recoveries on charged-off receivables and interchange

Notes Offered by this Prospectus Supplement:	Class A(2015-2)

Principal Amount:	$300,000,000*

Enhancement:	subordination of the Class B notes and the Class C notes

Class A Required Subordinated Amount of Class C Notes:	8.13953% of the adjusted outstanding dollar principal amount of the Class A(2015-2) notes

Class A Required Subordinated Amount of Class B Notes:	8.13953% of the adjusted outstanding dollar principal amount of the Class A(2015-2) notes

Aggregate Outstanding Dollar Principal Amount of CHASEseries notes on Expected Issuance Date (including the Class A(2015-2) notes):	$35,355,000,000*

Aggregate Outstanding Dollar Principal Amount of Class A notes on Expected Issuance Date (including the Class A(2015-2) notes):	$29,285,000,000*

Aggregate Outstanding Dollar Principal Amount of Class B notes on Expected Issuance Date:	$3,090,000,000

Aggregate Outstanding Dollar Principal Amount of Class C notes on Expected Issuance Date:	$2,980,000,000

Interest Rate:	1.59% per annum

Interest Accrual Method:	30/360

Interest Payment Dates:	monthly on the 15th (unless the 15th is not a business day, in which case it will be the next business day)

First Interest Payment Date:	April 15, 2015

Scheduled Commencement of Accumulation Period:	February 1, 2017

Scheduled Principal Payment Date:	February 15, 2018

Legal Maturity Date:	February 18, 2020

Price to Public:	$ (or %)**

Underwriting Discount:	$ (or %)

Net proceeds from the sale of the Class A(2015-2) notes net of estimated expenses:	$ (or %)**

CUSIP/ISIN:	161571GT5/US161571GT59

*	Subject to increase.
**	The price to public and proceeds to the issuing entity set forth above do not include accrued interest from March 13, 2015 to but excluding the issuance date for these Class A(2015-2) notes, which must be paid by the purchasers of these Class A(2015-2) notes on the issuance date.

iii

Use of Proceeds

The proceeds from the sale of the Class A(2015-2) notes offered by this prospectus supplement will be used to make deposits to the Class C reserve subaccounts for outstanding Class C notes in an aggregate amount of $                 and the remaining proceeds, in the amount of $                     before deduction of issuance expenses, will be paid to Chase USA. The estimated expenses are $                    . Therefore, the proceeds, net of the deposits to the Class C reserve subaccounts and issuance expenses, will be approximately $                    . Chase USA will use the remaining net proceeds for its general corporate purposes. The proceeds to be paid to Chase USA as set forth above do not include $                     of accrued interest from March 13, 2015 to but excluding the issuance date for these Class A(2015-2) notes, which must be paid by the purchasers of these Class A(2015-2) notes on the issuance date.

Underwriting

Subject to the terms and conditions of the underwriting agreement for the offered notes, the issuing entity has agreed to sell to the underwriter named below, and the underwriter has agreed to purchase, the principal amount of the offered notes opposite its name:

Underwriter	Principal Amount
J.P. Morgan Securities LLC	$

Total	$

The underwriter has agreed, subject to the terms and conditions of the underwriting agreement, to purchase all $                 aggregate principal amount of the offered notes if any of the offered notes are not purchased.

The underwriter has advised the issuing entity that the underwriter proposes initially to offer the offered notes to the public at the public offering price on the cover page of this prospectus supplement, and to certain dealers at that public offering price less a concession not in excess of             % of the principal amount of the offered notes. The underwriter may allow, and those dealers may reallow to other dealers, a concession not in excess of             % of the principal amount.

After the public offering, the public offering price and other selling terms may be changed by the underwriter.

The underwriter of the offered notes has represented and agreed that:

•

it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the offered notes in, from or otherwise involving the United Kingdom; and

•

it has only communicated or caused to be communicated and it will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) received by it in connection with the issue or sale of any offered notes in circumstances in which section 21(1) of the Financial Services and Markets Act 2000 does not apply to the issuing entity.

Further, in relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), the underwriter of the Class A(2015-2) notes has represented and agreed that from and including the date on which the Prospectus Directive is implemented in the Relevant Member State it has not made and will not make an offer of the Class A(2015-2) notes to the public in that Relevant Member State other than to any legal entity which is a qualified investor as defined in the Prospectus Directive; provided, that no such offer of the Class A(2015-2) notes shall require the issuing entity or the underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of the above paragraph and this paragraph, as applicable, (A) the expression an “offer of the Class A(2015-2) notes to the public” in relation to any Class A(2015-2) notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Class A(2015-2) notes to be offered so as to enable an investor to decide to purchase or subscribe the Class A(2015-2) notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, (B) the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State, (C) the expression “2010 PD Amending Directive” means Directive 2010/73/EU and (D) the countries comprising the “European Economic Area” are Austria, Belgium, Bulgaria, Croatia, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Iceland, Ireland, Italy, Latvia, Liechtenstein, Lithuania, Luxembourg, Malta, Netherlands, Norway, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Sweden and the United Kingdom.

In connection with the sale of the offered notes, the underwriter may engage in:

•	over-allotments, in which members of the syndicate selling the offered notes sell more notes than the issuing entity actually sold to the syndicate, creating a syndicate short position;

•	stabilizing transactions, in which purchases and sales of the offered notes may be made by the members of the selling syndicate at prices that do not exceed a specified maximum;

•

syndicate covering transactions, in which members of the selling syndicate purchase the offered notes in the open market after the distribution has been completed in order to cover syndicate short positions; and

•

penalty bids, by which the underwriter reclaims a selling concession from a syndicate member when any of the offered notes originally sold by that syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the offered notes to be higher than it would otherwise be. These transactions, if commenced, may be discontinued at any time.

The issuing entity and Chase USA will, jointly and severally, indemnify the underwriter against certain liabilities, including liabilities under applicable securities laws, or contribute to payments the underwriter may be required to make in respect of those liabilities. The issuing entity’s obligation to indemnify the underwriter will be limited to available finance charge collections after making all required payments and required deposits under the indenture.

The issuing entity will receive proceeds of $                 from the sale of the offered notes. This amount represents             % of the principal amount of those notes and is net of the underwriting discount of $                . The underwriting discount represents             % of the principal amount of those notes. Deposits will be made to Class C reserve subaccounts for outstanding Class C notes in an aggregate amount of $                . The issuing entity will pay these proceeds to Chase USA which will use the proceeds as described in “Use of Proceeds” in this prospectus supplement. Additional issuance expenses are estimated to be $                . The proceeds to be paid to Chase USA as set forth above do not include $                 of accrued interest from March 13, 2015 to but excluding the issuance date for these Class A(2015-2) notes, which must be paid by the purchasers of these Class A(2015-2) notes on the issuance date.

J.P. Morgan Securities LLC is a wholly owned subsidiary of JPMorgan Chase & Co. and an affiliate of Chase USA and of JPMorgan Chase Bank, National Association.

Annex I

Other Outstanding Classes and Tranches

The following classes and tranches of CHASEseries notes are expected to be outstanding on the issuance date. The information provided in this Annex I is an integral part of the prospectus supplement.

CHASEseries

Class A	Issuance Date	Nominal Liquidation Amount	Note Interest Rate	Scheduled Principal Payment Date	Legal Maturity Date
Class A(2006-2)	February 22, 2006	$425,000,000	5.16%	February 16, 2016	April 16, 2018
Class A(2006-6)	October 30, 2006	$200,000,000	One Month LIBOR + 0.03%	October 15, 2015	December 15, 2017
Class A(2007-2)	February 21, 2007	$400,000,000	One Month LIBOR + 0.05%	February 15, 2017	April 15, 2019
Class A(2007-3)	February 15, 2007	$450,000,000	5.23%	February 15, 2017	April 15, 2019
Class A(2007-5)	April 11, 2007/ April 26, 2007/ May 22, 2007	$470,000,000	One Month LIBOR + 0.04%	March 15, 2017	March 15, 2019
Class A(2007-12)	August 1, 2007	$405,000,000	One Month LIBOR + 0.05%	August 15, 2017	August 15, 2019
Class A(2008-8)	May 16, 2008	$800,000,000	One Month LIBOR + 1.20%	May 15, 2015	May 15, 2017
Class A(2012-2)	June 5, 2012	$750,000,000	One Month LIBOR + 0.27%	May 15, 2017	May 15, 2019
Class A(2012-3)	June 18, 2012	$1,500,000,000	0.79%	June 15, 2015	June 15, 2017
Class A(2012-4)	July 26, 2012	$1,500,000,000	1.58%	August 15, 2019	August 16, 2021
Class A(2012-5)	September 13, 2012	$1,150,000,000	0.59%	August 17, 2015	August 15, 2017
Class A(2012-6)	September 13, 2012	$700,000,000	One Month LIBOR + 0.13%	August 17, 2015	August 15, 2017
Class A(2012-7)	October 9, 2012	$750,000,000	2.16%	September 15, 2022	September 16, 2024
Class A(2012-8)	November 21, 2012/ December 13, 2012	$1,600,000,000	0.54%	October 15, 2015	October 16, 2017
Class A(2012-9)	November 21, 2012	$350,000,000	One Month LIBOR + 0.15%	October 15, 2015	October 16, 2017
Class A(2012-10)	December 21, 2012	$900,000,000	One Month LIBOR + 0.26%	December 15, 2017	December 16, 2019
Class A(2013-1)	February 21, 2013	$750,000,000	1.30%	February 15, 2018	February 18, 2020
Class A(2013-3)	April 19, 2013	$625,000,000	One Month LIBOR + 0.28%	April 16, 2018	April 15, 2020
Class A(2013-4)	May 23, 2013/ June 11, 2013	$1,085,000,000	One Month LIBOR + 0.10%	May 15, 2015	May 15, 2017
Class A(2013-5)	May 23, 2013	$400,000,000	0.47%	May 15, 2015	May 15, 2017
Class A(2013-6)	July 18, 2013	$900,000,000	One Month LIBOR + 0.42%	July 16, 2018	July 15, 2020
Class A(2013-7)	September 30, 2013	$775,000,000	One Month LIBOR + 0.43%	September 17, 2018	September 15, 2020
Class A(2013-8)	October 31, 2013	$1,250,000,000	1.01%	October 17, 2016	October 15, 2018
Class A(2013-9)	December 13, 2013	$750,000,000	One Month LIBOR + 0.42%	November 15, 2018	November 16, 2020
Class A(2014-1)	January 27, 2014	$1,750,000,000	1.15%	January 17, 2017	January 15, 2019
Class A(2014-2)	April 2, 2014	$625,000,000	2.77%	March 15, 2021	March 15, 2023
Class A(2014-3)	April 2, 2014	$1,425,000,000	One Month LIBOR + 0.20%	May 16, 2016	May 15, 2018
Class A(2014-4)	April 16, 2014	$925,000,000	Three Month LIBOR + 0.13%	April 15, 2016	April 16, 2018
Class A(2014-5)	May 14, 2014	$825,000,000	One Month LIBOR + 0.37%	April 15, 2019	April 15, 2021
Class A(2014-6)	July 24, 2014	$500,000,000	1.26%	July 17, 2017	July 15, 2019
Class A(2014-7)	November 17, 2014	$1,300,000,000	1.38%	November 15, 2017	November 15, 2019
Class A(2014-8)	November 26, 2014	$1,000,000,000	One Month LIBOR + 0.25%	November 15, 2016	November 15, 2018
Class A(2015-1)	March 13, 2015	$350,000,000	One Month LIBOR + 0.32%	February 15, 2018	February 18, 2020
Class A(2015-2)*	March 13, 2015	$1,400,000,000	1.59%	February 15, 2018	February 18, 2020

*	The Class A(2015-2) notes offered by this prospectus supplement, which are subject to increase, form a part of the same tranche and have the same terms as (other than issuance date), and are fungible with, the issuing entity’s $1,400,000,000 Class A(2015-2) notes that were issued on March 13, 2015.

A-1-1

Class B	Issuance Date	Nominal Liquidation Amount	Note Interest Rate	Scheduled Principal Payment Date	Legal Maturity Date
Class B(2007-1)	February 21, 2007	$515,000,000	One Month LIBOR + 0.25%	February 15, 2017	April 15, 2019
Class B(2010-3)	May 26, 2010	$75,000,000	One Month LIBOR + 0.96%	August 15, 2017	August 15, 2019
Class B(2012-1)	May 23, 2012	$750,000,000	One Month LIBOR + 0.55%	May 15, 2015	May 15, 2017
Class B(2012-2)	September 13, 2012	$1,000,000,000	One Month LIBOR + 0.61%	September 15, 2017	September 16, 2019
Class B(2013-1)	December 12, 2013	$750,000,000	One Month LIBOR + 0.70%	December 17, 2018	December 15, 2020

Class C	Issuance Date	Nominal Liquidation Amount	Note Interest Rate	Scheduled Principal Payment Date	Legal Maturity Date
Class C(2007-1)	February 21, 2007	$405,000,000	One Month LIBOR + 0.46%	February 15, 2017	April 15, 2019
Class C(2010-3)	May 26, 2010	$75,000,000	One Month LIBOR + 1.60%	August 15, 2017	August 15, 2019
Class C(2012-1)	May 23, 2012	$750,000,000	One Month LIBOR + 0.96%	May 15, 2015	May 15, 2017
Class C(2012-2)	September 13, 2012	$1,000,000,000	One Month LIBOR + 0.96%	September 15, 2017	September 16, 2019
Class C(2013-1)	December 12, 2013	$750,000,000	One Month LIBOR + 1.00%	December 17, 2018	December 15, 2020

A-1-2

CHASE ISSUANCE TRUST

Issuing Entity

CHASEseries

$300,000,000

Class A(2015-2) Notes

CHASE BANK USA, NATIONAL ASSOCIATION

Sponsor, Depositor, Originator, Administrator and Servicer

PROSPECTUS SUPPLEMENT

Underwriter

J.P. Morgan

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information.

We are not offering the CHASEseries notes in any state where the offer is not permitted.

We do not claim the accuracy of the information in this prospectus supplement and the accompanying prospectus as of any date other than the dates stated on their respective covers.

Dealers will deliver a prospectus supplement and accompanying prospectus when acting as underwriters of the notes and with respect to their unsold allotments or subscriptions. In addition, all dealers selling the notes will deliver a prospectus supplement and accompanying prospectus until                     , 2015.